Exhibit (a)(5)(D)

EFiled: Sep 15 2015 02:31PM EDT Transaction ID 57860645 Case No. 11503

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH WAGNER, Individually and On
Behalf of All Others Similarly Situated,

Plaintiff,

v.

MICHAEL BARRETT, ROBERT P.

GOODMAN, WENDA HARRIS

MILLARD, PATRICK J. KERINS,

JAMES THOLEN, THOMAS R. EVANS,

ROSS LEVINSOHN, MILLENNIAL

MEDIA INC., AOL INC., AND MARS

ACQUISITION SUB, INC.

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No.

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Joseph Wagner (“Plaintiff”), on behalf of himself and all others similarly situated, by and through the undersigned counsel, alleges the following upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Millennial Media Inc. (“Millennial” or the “Company”) against the Company’s Board of Directors

(the “Board” or the “Individual Defendants”) for breaches of fiduciary duties, and against AOL Inc. (“Parent”) and Mars Acquisition Sub, Inc. (“Merger Sub,” and together with Parent, “AOL”) for aiding and abetting such breaches of fiduciary duties.

2. Headquartered in Baltimore, Maryland, and founded in 2006, Millennial is a leading mobile advertising company both in the United States and internationally. The Company provides advertisers and developers with solutions to reach and engage their targeted audiences across mobile devices through multiple types of ad displays, while gaining insight into the performance of their ads and ad campaigns.

3. On September 3, 2015, the Company announced that it had entered into an Agreement and Plan of Merger, dated September 3, 2015 (the “Merger Agreement”), pursuant to which Merger Sub will commence a tender offer (the “Tender Offer”) to acquire all the outstanding shares of the Company for $1.75 per share in cash (the “Proposed Transaction”).

4. The Proposed Transaction is valued at $240 million.

5. The Proposed Transaction wholly undervalues Millennial, as the merger consideration represents a premium of 27% under the Company’s 52-week high price of $2.40 on September 3, 2014, and 7.9% under the closing price of $1.90 on July 15, 2015, less than two months prior to the announcement of the

Proposed Transaction. Additionally, the Company has a one-year analyst target estimate of $2.15, which is 18.6% over the $1.75 merger price.

6. Furthermore, given the strength of the Company’s product and its poise for future success, AOL will acquire Millennial at an unreasonably low price if the Proposed Transaction is permitted to close.

7. In discussing the financial results for the second quarter (“Q2”) ended June 30, 2014 in an August 10, 2015 press release, Defendant Michael Barrett (“Barrett”), President and Chief Executive Officer (“CEO”) of Millennial, touted the Company’s strong position in the mobile advertising market, and his positive outlook for the future, stating:

We have built a strong, comprehensive mobile ad marketplace, with what we believe are the right tools and talent to help meet the needs of our dynamic market. Clearly however, revenue is ramping more slowly than we had hoped. We are evaluating strategic opportunities to maximize the value of our capabilities in this rapidly evolving ecosystem.

8. Under the terms of the Merger Agreement, the Individual Defendants tilted the playing field in favor of AOL by agreeing, in breach of their fiduciary duties owed to Millennial stockholders, to a slate of deal protection provisions that unreasonably deter third party bidders from launching topping bids, including: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirer; (ii) an information rights provision that requires the Company to disclose confidential information about competing bids to AOL within twenty-four (24) hours; (iii) a matching rights provision that provides AOL with at least three (3) business days to merely match any competing proposal in the event one is made; and (iv) a prohibitively large termination fee to be paid by Millennial in the event it chooses to pursue an alternative, superior offer.

9. These deal protection provisions, particularly when considered collectively, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Millennial.

10. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, and due care.

THE PARTIES

11. Plaintiff is, and has been at all relevant times, a stockholder of Millennial common stock.

12. Millennial is a corporation organized and existing under the laws of Delaware, with principal executive offices located at 2400 Boston Street, Suite

300, Baltimore, Maryland 21224. Millennial’s common stock is traded on the New York Stock Exchange under the ticker symbol “MM.”

13. Defendant Barrett has been the President, CEO, and a director of the Company since 2014.

14. Defendant Robert P. Goodman (“Goodman”) has been a director of the Company since 2009. He is also a member of the Compensation Committee.

15. Defendant Wenda Harris Millard (“Millard”) has been a director of the Company since May 2009. She is also a member of the Compensation and Nominating and Corporate Governance Committees.

16. Defendant Patrick J. Kerins (“Kerins”) has been a director of the Company since 2009. He is also a member of the Compensation Committee.

17. Defendant James Tholen (“Tholen”) has been a director of the Company since 2011. He is also a member of the Audit and Nominating and Corporate Governance Committees.

18. Defendant Thomas R. Evans (“Evans”) has been a director of the Company since February 2014. He is also a member of the Audit Committee.

19. Defendant Ross Levinsohn (“Levinsohn”) has been a director of the Company since February 2014. He is also a member of the Audit Committee.

20. Defendant Parent is a corporation organized and existing under the laws of the state of Delaware with principal executive offices located at 770

Broadway, New York, New York 10003. Parent is a multinational mass media corporation which develops, grows, and invests in brands and websites. Parent’s was acquired by Verizon Communications Inc. on June 23, 2015 and no longer trades on the New York Stock Exchange.

21. Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Parent.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

22. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of Millennial, and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, loyalty, and care.

23. By virtue of their positions as directors and/or officers of Millennial, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Millennial to engage in the practices complained of herein.

24. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)	adversely affects the value provided to the corporation’s stockholders;

(b)	contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)	discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e)	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other stockholders of Millennial, including their duties of loyalty, good faith and due care, insofar as they, inter alia, failed to obtain the best price possible under the circumstances before entering into the Proposed Transaction, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other stockholders of Millennial common stock.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the stockholders of Millennial common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

27. This action is properly maintainable as a class action because:

(a)	The Class is so numerous that joinder of all members is impracticable. As of September 1, 2015, there were approximately 141,702,750 shares of Millennial common stock issued and outstanding. The actual number of public stockholders of Millennial will be ascertained through discovery;

(b)	There are questions of law and fact that are common to the Class, including, inter alia, the following:

i.	whether the Individual Defendants have breached their fiduciary duties of loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii.	whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii.	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

(c)	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d)	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)

The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests; and

(f)	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND OF THE COMPANY AND ITS

POSITIONING IN AN EXPANDING MARKET

28. Founded in 2006 in Baltimore, Maryland and incorporated in Delaware that same year, Millennial has been a global leader in the mobile advertising market. The Company allows advertisers to reach and engage their target audiences across all mobile devices and screens, enables them to gain insight into how their ads are performing, manage their ad campaigns, and follow a single user across multiple devices. The Company also offers services to ad developers, including software that allows the use of traditional ads, video ads, interactive ads, banner displays, and native ad formats. The Company allows advertisers and developers to interact directly with each other as well, providing advertisers with access to inventory directly from developers through its ad exchange, and allows developers to allocate ad requests among various advertising campaign sources.

The Company also allows advertisers to use a set of templates to design ads and to target specific ads based on users’ locations, interests, and behaviors. Developers are able to use the Company’s solutions to comprise reporting and analytics, including revenue generation reports.

29. Although the Company was not profitable in its first few years, it has had a huge turn around since Barrett took over as President and CEO in 2014. On November 6, 2014, in announcing its third quarter (“Q3”) 2014 financial results, Individual Defendant Barrett commented:

We had another productive quarter as we took significant steps towards strengthening and accelerating our programmatic capabilities. During the quarter we announced our agreement to acquire Nexage—a leading independent mobile supply side platform and exchange—and we have begun to align our management organization towards best addressing both the manual and machine-based segments of the mobile advertising market. As we head into 2015, we have a much improved set of capabilities, and we are well positioned, in terms of our organization, people and strategy, to drive revenue growth.

30. In discussing the financial results for the Q3 2014, during an Earnings Call on November 6, 2014, Andrew J. Jeanneret (“Jeanneret”), Chief Financial Officer (“CFO”) and Executive Vice President, echoed Barrett’s sentiments as he discussed Millennial’s increased revenue and financial projections:

In Q3, we delivered $69.8 million in revenue, which was at the high end of our guidance range, an increase of 24% from Millennial’s standalone Q3 2013 GAAP revenue and a 19% decrease from 2013 Q3 pro forma combined revenue of $86.3 million, giving effect to Jumptap results for the entire 2013 period. Adjusted EBITDA was a loss of $6.9 million for Q3, which was slightly better than our guidance range, driven primarily by revenue at the high end of our range.

***

Now turning to our future outlook, I will share our thoughts regarding the fourth quarter 2014 based on information available to us as of today, November 6, 2014. This outlook is for Millennial only. For the fourth quarter of 2014, we anticipate revenue to be in the range of $70 million to $75 million. We anticipate adjusted EBITDA in the fourth quarter of 2014 to be in the range of a loss of $5.5 million to $6.5 million.

31. The year 2014 proved profitable for Millennial, particularly with the acquisition of Nexage. In discussing the Company’s year-end 2014 success in a press conference on March 9, 2015, Defendant Barrett stated:

Millennial Media ended 2014 on a high note. We successfully completed our acquisition of Nexage, added several key management personnel, and exceeded our fourth quarter revenue expectations. Through these accomplishments, we’ve entered 2015 with a stronger, more complete set of tools to help us execute on our full-stack marketplace vision and make mobile simple for our partners. We’ve already begun inventory integrations to our owned and operated programmatic exchange, The Millennial Media Exchange powered by Nexage, which will enable hundreds of mobile ad buyers to transact with thousands of developers and publishers. Supported by the foundation of our managed media business, we expect to accelerate our programmatic platform capabilities and revenue production during 2015.

32. The Company experienced financial success, with full year 2014 revenue of $296.2 million, compared to $259.2 million for the full year of 2013. The Company also expanded the number of users that it reached, which Jeanneret discussed during the Company’s fourth quarter (“Q4”) 2014 Earnings Call on March 9, 2015:

At the end of Q4 2014, our total reach was more than 650 million monthly unique users. Our reach included more than 175 million monthly unique users in the U.S. alone. The number of sites and apps enabled on our platform was approximately 60,000, as compared to approximately 50,000 at the end of Q4 last year.

We also have developed more than 700 million active anonymous user profiles and over 60 million of these are cross-screen profiles that link users across mobile devices and PCs. Our profiles are our key assets for the company, enabling us to identify unique users on a completely anonymous basis across mobile devices and to target ads more effectively based on demographics, interest or locations of the consumer.

33. Millennial’s success only continued to increase into 2015. During the Company’s first quarter (“Q1”) 2015 Earnings Call on May 5, 2015, Defendant Barrett praised the Company’s financial growth, stating:

The first quarter was stronger than we expected and we exceeded our revenue and adjusted EBITDA guidance. Our Q1 results and outlook keep us on a path to achieve steady, sequential revenue growth and adjusted EBITDA profitability in Q4 2015.

34. Defendant Barrett expanding on this further during the press release for Q1 on May 5, 2015:

Millennial Media is entering its second quarter with a strong foundation. First quarter results exceeded guidance across the board and we’re seeing early success through our Nexage integration. Combined with solid revenues from our Managed Media business, the pieces of our owned and operated programmatic exchange are fully assembled and we’re executing on our full-stack, independent marketplace vision. We believe we are well positioned in the growing mobile ad ecosystem and expect to accelerate our programmatic platform capabilities and revenue production throughout 2015.

35. The Company had a slow start to its second quarter (“Q2”) 2015, slightly missing the revenue expectations. However, Millennial remained strong in other areas, and continued to innovate with more valuable ad products, which included enhanced video capabilities, native data and insight tools, and therefore saw a positive initial response. Defendant Barrett remained optimistic for the Company’s future, and during the Earnings Call on August 10, 2015, he stated:

Our brand business remains strong. We’ve remained challenged on the app download business. Our Platform business is well positioned and its growing steadily, but more slowly than expected and we expect the new formats and capabilities enabled by STK 6.0 to help that growth.

Our combined marketplace offering is a unique differentiator. We are more important than ever to our supply partners as we expose them to more buying opportunities.

36. As reflected in these quotes and in the Company’s recent financial results and concurrent press releases and statements, Millennial has made significant expansion and marketing efforts that have begun to, and are expected to continue to, yield returns for the Company and its stockholders well into the future.

37. However, despite the financial strength of the Company, its position as a premier player in its field, and the increase in demand for Millennial’s mobile ad services, the Individual Defendants have entered into the Merger Agreement with AOL, depriving the Plaintiff and the minority public stockholders of the

Company the opportunity to participate in the growth of the Company they have loyally invested in.

THE PROPOSED TRANSACTION

38. On September 3, 2015, the Company issued a press release announcing the Proposed Transaction. That press release stated, in relevant part:

New York, NY, September 3, 2015 – AOL today announced its continued investment in cross platform programmatic technology for marketers and publishers by signing an agreement to acquire Millennial Media, Inc. (NYSE: MM), a leading end-to-end mobile platform, for $1.75 per share of Millennial Media common stock.

Following AOL’s recent acquisition by Verizon, which operates the nation’s largest and most reliable wireless network, and its global enterprise-level partnership with Microsoft, today’s announcement further strengthens AOL’s mobile capabilities and underlines its position as the first global mobile media technology company. AOL now operates scaled global content brands, a scaled global content delivery network, a scaled global programmatic advertising platform and a subscription services platform.

With the acquisition of Millennial Media, AOL will:

•	Add a leading supply-side platform for app monetization with over 65,000 apps to its publisher suite of offerings

•	Add significant mobile brand advertising scale across ONE by AOL

•	Have access to approximately 1 billion global active unique users and robust addressable and cross-screen targeting capabilities

•	Accelerate its mobile position in key international markets, including Singapore, Japan, UK, France and Germany

•	Add world-class engineering, sales and product talent that specialize in mobile to AOL

“AOL is well positioned as consumers spend more and more time on mobile devices, and as advertisers, agencies and publishers become more reliant on programmatic monetization tools,” said Bob Lord, President, AOL. “As we continue to invest in our platforms and technology, the acquisition of Millennial Media accelerates our competitive mobile offering in ONE by AOL and enhances our current publisher offering with an ‘all in’ monetization platform for app developers.”

“By joining AOL, we will be adding additional mobile expertise to AOL’s growing technology assets,” said Michael Barrett, President & CEO of Millennial Media. “I am excited by what this acquisition means for our shareholders, our employees and our partners.”

According to eMarketer, 69% of mobile ad spend will be bought and sold programmatically (more than $14 billion), and programmatic video will reach $4 billion by 2016. Furthermore, Cowen & Company expects mobile display and video advertising to grow from approximately $3.8 billion in 2015 to $9.2 billion in 2018 at a compound annual growth rate of 35%.

Founded in 2006, Millennial Media is headquartered in Baltimore, MD and has additional U.S. offices in Atlanta, Boston, New York and San Francisco, and international offices in Hamburg, London, Paris, Singapore and Tokyo. Millennial Media’s portfolio of assets includes acquisitions of TapMetrics, Condaptive, Metaresolver, Jumptap and Nexage.

The transaction will take the form of a tender offer followed by a merger, with Millennial Media becoming a wholly owned subsidiary of AOL upon completion. The transaction is subject to customary regulatory approvals and other closing conditions, and is expected to close this fall.

39. Also on September 3, 2015, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”), wherein it disclosed the Merger Agreement. Collectively, the press release announcing the transaction and the filing of the Merger Agreement reveal that the Proposed Transaction is the product of a flawed sales process and, unless the merger consideration is increased, would be consummated at an unfair price.

40. Additionally, the sale of the Company is being timed in an effort to curb any future increase in the share price of Millennial common stock, thus ensuring that AOL can effectuate its takeover on the cheap.

41. Furthermore, the Proposed Transaction is also being effectuated at a total price well below the Company’s 52 week high of $2.40 per share and analyst’s projection of $2.15 per share.

42. Having failed to maximize the sale price for the Company, the Individual Defendants breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued, and public stockholders will not receive adequate or fair value for their Millennial common stock.

THE MERGER AGREEMENT UNFAIRLY DETERS COMPETITIVE

OFFERS AND IS UNDULY BENEFICIAL TO AOL

43. The Proposed Transaction is also unfair because, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

44. The Merger Agreement contains a No-Solicitation clause in which the Company must immediately cease and terminate any existing solicitation. In fact, Section 6.4(a) of the Merger Agreement expressly prohibits the Company from soliciting any Competing Proposals and forces the Company to cease any communications already occurring, stating:

(a) Except as otherwise provided for in this Agreement, the Company agrees that it and its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal and, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, not, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; (vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Restated Certificate of Incorporation or By-laws of the Company, inapplicable to any person other than Parent and its Affiliates or to any transactions constituting or contemplated by a Competing Proposal; or (vii) resolve or agree to do any of the foregoing.

45. Furthermore, Section 6.4(b) grants AOL recurring and unlimited information rights, which gives Millennial twenty-four (24) hours to provide unfettered access to confidential, non-public information about competing proposals from third parties which AOL can then use to prepare a matching bid.

46. Additionally, Section 6.3(f) grants AOL at least three (3) business days to negotiate with Millennial, amend the terms of the Merger Agreement, and make a counter-offer that only matches any superior third-party offer.

47. This matching rights provision essentially ensures that no superior bidder will emerge, as any potential suitor will be unlikely to expend the time, cost and effort to perform due diligence and make a superior proposal while knowing that AOL will become aware of its bid and the details and terms thereof and can easily top it. As a result, the matching rights provision unreasonably favors AOL, to the detriment of Millennial’s public stockholders.

48. Compounding matters, Section 8.3(c) of the Merger Agreement requires the Company to pay a termination fee to AOL in the event the Company decides to pursue any alternative offer. By the terms of the Merger Agreement, this termination fee will be payable in cash to Parent in the amount of $10,257,222. As such, this termination fee would require any competing bidder to agree to pay a naked premium simply for the right to provide Millennial’s stockholders a superior offer.

49. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The narrow circumstances under which the Board may respond to alternative proposals and the Company’s inability to terminate the Merger Agreement if it accepts a superior proposal fail to provide an effective “fiduciary out” under the Merger Agreement.

50. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

51. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

52. The Individual Defendants have violated fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Millennial.

53. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Millennial.

54. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duty of loyalty owed to the stockholders of Millennial because, among other reasons, they failed to take reasonable steps to obtain and/or ensure that Millennial stockholders receive adequate and fair value for their shares.

55. The Individual Defendants dominate and control the business and corporate affairs of Millennial both through their positions within the Company and on the Board, and are in possession of private corporate information concerning Millennial assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Millennial which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

56. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

57. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Millennial’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

58. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

59. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Aiding and Abetting

(Against Parent and Merger Sub)

60. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

61. Parent and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Millennial’s public stockholders, and have participated in such breaches of fiduciary duties.

62. Moreover, Parent and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

63. As a result of the unlawful actions of Parent and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for Millennial’s assets and business. Unless their actions are enjoined by the Court, Defendants Parent and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

64. As a result of Parent and Merger Sub’s conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Millennial shares.

65. Plaintiff and other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: September 15, 2015	RIGRODSKY & LONG, P.A.

/s/ Brian D. Long
OF COUNSEL:	Seth D. Rigrodsky (#3147)
LEVI & KORSINSKY, LLP Shane Rowley 733 Summer Street, Suite 304 Stamford, CT 06901 (212) 363-7500	Brian D. Long (#4347) Gina M. Serra (#5387) Jeremy J. Riley (#5791) 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302) 295-5310

Attorneys for Plaintiff